Exhibit 99.1

Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the three and nine month periods ended September 30, 2014 and 2013

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars
Condensed Interim Consolidated Statements of Financial Position (unaudited)
			September 30,	December 31,
	NOTE		2014	2013
				(Audited)
CURRENT ASSETS:
Cash and equivalents	7		$21,195	$2,364,062
Marketable securities	8		-	47,828
Accounts receivable			59,446	121,084
Prepaid expenses			22,560	26,531
Total Current Assets			103,201	2,559,505

NON-CURRENT ASSETS:
Property and equipment	9		917,067	1,111,759
Performance bond	12		420,848	340,183
VAT receivable, net of discount	13		541,041	548,676
Other deposit	17	(c)	90,830	80,085
Minimal presumed income tax receivable			269,615	362,559
Total Non-Current Assets:			2,239,401	2,443,262

TOTAL ASSETS:			$2,342,602	$5,002,767

CURRENT LIABILITIES:
Accounts payable and accrued liabilities			$494,970	$274,364
Taxes payable			27,919	317,582
Total Current Liabilities:			522,889	591,946

NON-CURRENT LIABILITIES:
Provision	17	(c)	125,000	125,000
Total Non-Current Liabilities:			125,000	125,000

TOTAL LIABILITIES:			$647,889	$716,946

SHAREHOLDERS' EQUITY:
Share capital	10		$26,062,481	$26,062,481
Contributed surplus	11		9,415,624	9,358,217
Deficit			(33,849,452)	(31,176,283)
Accumulated other comprehensive income (loss)			66,060	41,406
Total Shareholders' Equity:			$1,694,713	$4,285,821
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY:			$2,342,602	$5,002,767

Going Concern (Note 3) Subsequent Event (Note 19) Commitments and Provision (Note 17)

Approved on behalf of the Board of Directors

Signed "Tim Hunt"

Signed "Alan Chan"

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (unaudited)
		Three months ended September 30,		Nine months ended September 30,
	NOTE	2014	2013	2014	2013

REVENUE:
Operator's Fee		$-	$6,238	$-	$107,797

OPERATING EXPENSES:
Professional fees		96,553	74,136	253,511	276,318
Directors fees		-	30,574	-	91,878
Exploration expenses		94,778	64,329	968,296	530,473
Travel expenses		9,441	20,623	129,570	230,592
Administrative and office expenses		62,389	81,807	193,807	431,498
Payroll expenses		183,696	312,423	579,498	1,654,842
Share based compensation	11	2,250	2,250	57,407	4,125
Banking charges		13,607	15,649	46,801	48,412
Depreciation	9	59,423	76,567	195,730	225,227
Cost recovery		-	(339,188)	-	(1,790,032)

Total operating expenses:		522,137	339,170	2,424,620	1,703,333

OTHER INCOME/(EXPENSE):
Interest income		3,106	12,626	15,514	40,433
Bad debt expense		-	(114,408)	-	(114,408)
Miscellaneous income (expense)	8	1,854	-	(4,036)	450,000
VAT discount and accretion	13	-	13,465	-	(23,541)
Loss on foreign exchange		(111,088)	(60,808)	(253,877)	(133,678)

Total other income:		(106,128)	(149,125)	(242,399)	218,806

LOSS - before income tax		(628,265)	(482,057)	(2,667,019)	(1,376,730)

Income taxes		(4,950)	(366,088)	(6,150)	(383,108)

NET LOSS FOR THE PERIOD		$(633,215)	$(848,145)	$(2,673,169)	$(1,759,838)

Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to net loss
Change in value of performance bond	12	105,790	57,957	80,665	102,375
Translation of foreign operations into Canadian dollar presentation		(20,479)	(84,933)	(56,011)	(31,229)

TOTAL NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD:		$(547,904)	$(875,121)	$(2,648,515)	$(1,688,692)

Weighted average shares outstanding - basic and diluted		121,494,823	121,494,823	121,494,823	113,845,924

NET LOSS PER SHARE - BASIC AND DILUTED:		$(0.01)	$(0.01)	$(0.02)	$(0.02)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars
Condensed Interim Consolidated Statement of Changes in Shareholders' Equity (unaudited)
			Accumulated
			Other
			Comprehensive	Contributed
	Share Capital	Deficit	Loss	Surplus	Warrants	Preferred Shares	Total

Balance - January 1, 2013	$25,885,064	$(28,496,195)	$(278,245)	$3,491,659	$5,860,183	$177,417	$6,639,883

Net Loss	-	(1,759,838)	-	-	-	-	(1,759,838)

Other comprehensive income	-	-	71,146	-	-	-	71,146
Share based compensation	-	-	-	4,125	-	-	4,125
Conversion of preferred shares to common shares	177,417	-	-	-	-	(177,417)	-
Expiry of warrants	-	-	-	3,331,620	(3,331,620)	-	-
Balance - September 30, 2013	$26,062,481	$(30,256,033)	$(207,099)	$6,827,404	$2,528,563	$-	$4,955,316

Balance - January 1, 2014	$26,062,481	$(31,176,283)	$41,406	$9,358,217	$-	$-	$4,285,821

Net Loss	-	(2,673,169)	-	-	-	-	(2,673,169)

Other comprehensive loss	-	-	24,654	-	-	-	24,654
Share based compensation	-	-	-	57,407	-	-	57,407
Balance - September 30, 2014	$26,062,481	$(33,849,452)	$66,060	$9,415,624	$-	$-	$1,694,713

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars
Condensed Interim Consolidated Statements of Cash Flows (unaudited)
		Nine months ended September 30,
	NOTE	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss		$(2,673,169)	$(1,759,838)
Items not affecting cash
Depreciation	9	195,730	225,227
Loss of foreign exchange		(63,473)	(126,454)
Share based compensation	11	57,407	4,125
Realized loss on marketable securities	8	(7,619)	-

Net change in non-cash working capital items
Decrease (increase) in minimum presumed income tax receivable		93,700	(90,435)
Decrease (increase) in VAT receivable		6,063	(31,525)
Increase in other deposit		(11,217)	-
Decrease (increase) in accounts receivable		62,422	(7,978)
Decrease (increase) in prepaid expenses		4,016	(14,418)
Increase (decrease) in accounts payable and accrued liabilities		221,365	(586,382)
Increase (decrease) in taxes payable		(294,576)	326,189
Net cash used in operating activities		(2,409,351)	(2,061,488)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	9	-	(18,718)
Purchases of marketable securities		(1,518,319)	-
Redemption of marketable securities		1,510,700	-
Net cash used in investing activities		(7,619)	(18,718)

NET DECREASE IN CASH AND EQUIVALENTS:		$(2,416,970)	$(2,080,206)

CHANGE DUE TO FOREIGN EXCHANGE		74,103	(296,949)

CASH AND EQUIVALENTS, BEGINNING OF PERIOD:		2,364,062	5,220,727

CASH AND EQUIVALENTS, END OF PERIOD:		$21,195	$2,843,572

Cash and cash equivalents consist of:
Cash		21,195	367,611
Term deposits (less than 90 days)		-	2,500,000
		21,195	2,867,611

SUPPLEMENTAL CASH FLOW INFORMATION

Taxes paid		(24,715)	(389,015)
Interest received		6,300	24,983

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2014 and 2013

1.	Nature of Business

Hunt Mining Corp. (the “Company” or “Hunt”), is a mineral exploration company incorporated on January 10, 2006 under the laws of Alberta, Canada and, together with its subsidiaries, is engaged in the exploration of mineral properties in Santa Cruz Province, Argentina.

Effective November 6, 2013, the Company continued from the Province of Alberta to the Province of British Columbia.  The Company’s registered office is located at 1810, 1111 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4M3.  The Company’s head office is located at 23800 E Appleway Avenue, Liberty Lake, Washington, USA.

The condensed interim consolidated financial statements include the accounts of the following subsidiaries after elimination of intercompany transactions and balances:

Corporation	Incorporation	Percentage ownership	Business Purpose
Cerro Cazador S.A.	Argentina	100%	Holder of Assets and Exploration Company
1494716 Alberta Ltd.	Alberta	100%	Nominee Shareholder
Hunt Gold USA LLC	Washington, USA	100%	Management Company

The Company’s primary activity is the exploration of mineral properties in Argentina. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or a sale of these properties.

2.    Basis of presentation

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with IAS 34 – Interim Financial Reporting Standards as issued by the IASB.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and share based compensation measured at fair value.  In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company's functional and presentation currency is the Canadian Dollar.

The preparation of condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

Judgments made by management in the application of IFRS that have a significant effect on the condensed interim consolidated financial statements and estimates with significant risk of material adjustment in the current and following years are discussed in Note 6 of the Company’s audited consolidated financial statements for the year ended December 31, 2013.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2014 and 2013

These condensed interim consolidated financial statements were authorized for issue on November 30, 2014 by the Board of Directors of the Company.

3.    Going Concern

The accompanying condensed interim consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern. The Company is an exploration stage company and has incurred significant losses since its inception. As shown in these condensed interim consolidated financial statements, the Company has had minimal revenues and has incurred an accumulated loss of $33,849,452 through September 30, 2014 (December 31, 2013 - $31,176,283).  The Company intends to fund operations for the next twelve months with loans or investments from directors, officers and third parties.  On November 4, 2014, the Company closed a non-brokered private placement for total gross proceeds of $500,000 (see Subsequent Event Note 19).

The Company’s ability to continue as a going concern is dependent upon the discovery of economically recoverable mineral reserves, the ability to obtain necessary financing to complete development and fund operations and future production or proceeds from their disposition. Additionally, the current capital markets and the deteriorating commodity markets worldwide provide no assurance that the Company’s funding initiatives will continue to be successful. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The condensed interim consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. If the going concern basis was not appropriate for these condensed interim consolidated financial statements, adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used.

4.    Significant Accounting Policies

These condensed interim consolidated financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s December 31, 2013 annual audited consolidated financial statements except as disclosed in Note 5.  These condensed interim consolidated financial statements do not include all the information required for full set of annual audited financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year end December 31, 2013.

5.    Standards, Interpretations and Amendments to Existing Standards

At the date of these condensed interim consolidated financial statements, certain new standards, interpretations and amendments to existing standards have been published but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the Company's accounting policy for the first period beginning after the effective date of the pronouncement. The Company is currently evaluating the impact of the new pronouncements but does not anticipate any material changes to the unaudited condensed interim consolidated financial statements as a result of their adoption.  Information on new standard, amendment and interpretation that is expected to be relevant to the Company's condensed interim consolidated financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company's condensed interim consolidated financial statements.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2014 and 2013

Effective for annual periods beginning on or after January 1, 2014:

IFRS 7 Financial instruments: disclosures and IAS 32 Financial instruments: presentation
Financial assets and financial liabilities may be offset, with the net amount presented in the statement of financial position, only when there is a legally enforceable right to set off and when there is either an intention to settle on a net basis or to realize the asset and settle the liability simultaneously. The amendments to IAS 32, issued in December 2011, clarify the meaning of the offsetting criterion "currently has a legally enforceable right to set off" and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement. The amendments will only affect disclosure and are effective for annual periods beginning on or after January 1, 2014.

IFRS 10 Consolidated financial statements and IFRS 12 Disclosure of interests in other entities and IAS 27 Separate financial statements
The amendments to IFRS 10, issued in October 2012, introduce a consolidation exception for investment entities. They do this by defining an investment entity and requiring an investment entity to measure subsidiaries at fair value through profit or loss in accordance with IFRS 9 Financial instruments or IAS 39 Financial Instruments: Recognition and measurement. The related amendments to IFRS 12, issued at the same time, require additional disclosure for investment entities. The amendments are effective for annual periods beginning on or after January 1, 2014.

IAS 36 Impairment of assets
The amendments to IAS 36, issued in May 2013, require:
•	Disclosure of the recoverable amount of impaired assets; and
•
Additional disclosures about the measurement of the recoverable amount when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount.

The amendments will only affect disclosure and are effective for annual periods beginning on or after January 1, 2014.

Effective for annual periods beginning on or after July 1, 2014:

IFRS 2 Share-based payment
The amendments to IFRS 2, issued in December 2013 clarify the definition of “vesting conditions”, and separately define a “performance condition” and a “service condition”. A performance condition requires the counterparty to complete a specified period of service and to meet a specified performance target during the service period. A service condition solely requires the counterparty to complete a specified period of service. The amendments are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

IFRS 8 Operating segments
The amendments to IFRS 8, issued in December 2013, require an entity to disclose the judgments made by management in applying the aggregation criteria for reportable segments. The amendments will only affect disclosure and are effective for annual periods beginning on or after July 1, 2014.

IFRS 13 Fair value measurement
The Company applies the “portfolio exception”. Accordingly, it measures the fair value of financial assets and liabilities, with offsetting positions in market or counterparty credit risk, consistently with how market participants would price the net risk exposure. The amendments to IFRS 13, issued in December 2013, clarify that the portfolio exception applies to all contracts within the scope of IFRS 9 Financial instruments or IAS 39 Financial instruments: Recognition and measurement, regardless of whether they meet the definitions of financial assets or financial liabilities in IAS 32 Financial instruments: Presentation. The amendments are effective for annual periods beginning on or after July 1, 2014.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2014 and 2013

IAS 16 Property, plant and equipment and IAS 38 Intangible assets
The amendments to IAS 16 and IAS 38, issued in December 2013, clarify how an entity calculates the gross carrying amount and accumulated depreciation when a revaluation is performed. The amendments are effective for annual periods beginning on or after July 1, 2014.

IAS 24 Related party disclosures
The amendments to IAS 24, issued in December 2013, clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments will only affect disclosure and are effective for annual periods beginning on or after July 1, 2014.

Effective for annual periods beginning on or after January 1, 2015:

IFRS 9 Financial instruments
IFRS 9 was issued in November 2009 as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting January 1, 2015, with early adoption permitted. The IASB intends to expand IFRS 9 during the intervening period to add new requirements for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment and hedge accounting. The Company is currently assessing the impact of this standard on the condensed interim consolidated financial statements.
 6.    Critical accounting judgments and estimates

There have been no material revisions to the nature of the judgments and estimates disclosed in the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2014.

7.    Cash and Equivalents

Cash and equivalents are comprised of the following:

	September 30,	December 31,
	2014	2013
Cash	$21,195	$614,062
Short-term investments	-	1,750,000
	$21,195	$2,364,062

Short-term investments consist of a $Nil (December 31, 2013 - $1,750,000) term deposit with an annual interest rate of Nil% (December 31, 2013 – 1.10%).

8.    Marketable Securities

Marketable securities consist of equities in the Buenos Aires stock exchange. In January, 2014, the Company collected the outstanding accounts receivable of $71,186, relating to the sale of 3,000 shares in December 2013, and sold the 2,000 shares that remained in marketable securities as at December 31, 2013 for $42,625, at a loss of $9,571, which has been recorded as miscellaneous expense in the Company’s condensed interim consolidated statement of loss and comprehensive loss.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2014 and 2013

9.    Property and Equipment

		Vehicles and
	Land	equipment	Total
Cost
Balance at December 31, 2013	$759,274	$1,204,752	$1,964,026
Additions	-	-	-
Foreign exchange movement	(2,343)	(3,566)	(5,909)
Balance at September 30, 2014	$756,931	$1,201,186	$1,958,117

Accumulated amortization
Balance at December 31, 2013	$-	$852,267	$852,267
Depreciation for the period	-	195,730	195,730
Foreign exchange movement	-	(6,947)	(6,947)
Balance at September 30, 2014	$-	$1,041,050	$1,041,050

Net book value
At December 31, 2013	$759,274	$352,485	$1,111,759
At September 30, 2014	$756,931	$160,136	$917,067

The majority of the Company’s assets are located in Argentina.  The Company owns a 130,000-acre ranch called the La Josefina Estancia, on which the Company’s La Josefina project is located.

The Company also owns small mobile housing units, trucks and additional mechanical equipment to support exploration activities on the Company’s projects, all located in Argentina.

10.       Share Capital

a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

Issued:

Common Shares	Nine months ended
	September 30, 2014
	Number	Amount
Balance, beginning and end of period	121,494,823	$26,062,481

b)	Stock options:

Under the Company’s share option plan, and in accordance with TSX Venture Exchange requirements, the number of common shares reserved for issuance under the option plan shall not exceed 10% of the issued and outstanding common shares of the Company. In connection with the foregoing, the number of common shares reserved for issuance to: (a) any individual director or officer will not exceed 5% of the issued and outstanding common shares; and (b) all consultants will not exceed 2% of the issued and outstanding common shares.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2014 and 2013

					Number
				Weighted	exercisable on
	Range of	Number	Weighted average	average	September 30,
	exercise prices	outstanding	life (years)	exercise price	2014
Stock options	$0.10 - $0.65	7,732,530	2.47	$0.24	7,582,530

		Nine months ended
		September 30, 2014
		Number of	Weighted
		options	Average Price
Balance, beginning of period		6,882,530	$0.31
Granted to officers and directors		2,850,000	$0.10
Forfeiture of stock options		(2,000,000)	$0.29
Balance, end of period		7,732,530	$0.24

On April 23, 2013, the Company granted 400,000 stock options to certain directors, officers and employees of the Company in accordance with the Company’s stock option plan.  The options are exercisable at a price of $0.10 for a period of five years.  Of these options, 200,000 will vest on April 23, 2014 with the remainder vesting on April 23, 2015.  The associated fair value of the stock options of $13,002 was calculated using the Black-Scholes option pricing model and using the following assumptions:

April 23, 2013
Risk free interest rate	1.13%
Expected volatility	143.19%
Expected life (years)	5
Expected dividend yield	0%
Forfeiture rate	2.80%

On April 4, 2014, the Company granted 2,850,000 stock options to certain directors and officers of the Company in accordance with the Company’s stock option plan.  The options are exercisable at a price of $0.10 for a period of five years.  All options vested immediately.  The associated fair value of the stock options of $50,657 was calculated using the Black-Scholes option pricing model and using the following assumptions:

April 4, 2014
Risk free interest rate	1.52%
Expected volatility	186.86%
Expected life (years)	5
Expected dividend yield	0%
Forfeiture rate	36.79%

11.         Contributed Surplus

September 30, 2014
Balance, beginning of period	$9,358,217
Share based compensation	57,407
Balance, end of period	$9,415,624

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2014 and 2013

12.         Performance bond

The performance bond, originally required to secure the Company’s rights to explore the La Josefina property, is a step-up US dollar denominated coupon bond issued by the Government of Argentina with a face value of US$600,000 and a maturity date of 2035.  The bond trades in the secondary market in Argentina.  The bond was originally purchased for $292,877 (US$247,487).  As of the nine months ended September 30, 2014, the value of the bond increased to $420,848 (US$394,755).  The changes in the face value of the performance bond of $80,665 for the nine months ended September 30, 2014 (September 30, 2013 - $102,375) are recorded as comprehensive income in the Company’s condensed interim consolidated statement of loss and comprehensive loss.

Since Cerro Cazador S.A. (“CCSA”) fulfilled its exploration expenditure requirement mandated by the agreement with Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz”), the performance bond was no longer required to secure the La Josefina project.  Therefore, in June 2010 the Company used the bond to secure the La Valenciana project, an additional Fomicruz exploration project.

13.    Value added tax receivable (“VAT”)

The Company’s VAT receivable as of September 30, 2014 was $541,041 (December 31, 2013 - $548,676).  These amounts reflect the VAT receivable accrued due to the payment of VAT on certain transactions in Argentina.  The Company expects reimbursement on the VAT once the exports of minerals have commenced, the Company has estimated that if successful in finding an economic mineral deposit, production will begin in 2019.  The asset is reported at net present value based upon the Company’s estimate of when it will have future revenues.  The Company uses an expected production date of December 31, 2019, and a discount rate of 18.6% based upon the average Argentine interest rates and will record an adjustment in the present value of the VAT receivable at December 31, 2014.  The net change of the VAT receivable for the nine months ended September 30, 2014 was $7,635 (nine months ended September 30, 2013 – $54,039).

Balance at December 31, 2013	$548,676
Change	(7,635)
Discount and accretion	-
Balance at September 30, 2014	$541,041

14.    Related Party Transactions

During the three months ended September 30, 2014, the Company incurred $27,534 (September 30, 2013 – $25,781) in professional fees expense relating to the services of the President of CCSA.  During the nine months ended September 30, 2014, the Company incurred $87,751 (September 30, 2013 - $91,215) in professional fees expense relating to the services of the President of CCSA.  Included in accounts payable and accrued liabilities as at September 30, 2014 was $9,024 (December 31, 2013 - $13,879) owing to the President of CCSA for professional geological fees.  Included in prepaid expenses as at September 30, 2014, the Company had a receivable due from the President of CCSA of $424 (December 31, 2013 - $1,376) for cash advanced for field expenses.

During the three months ended September 30, 2014, the Company incurred $Nil (September 30, 2013 – $8,533) in general and administrative expenses relating to rent paid for office space to the President of CCSA.  During the nine months ended September 30, 2014, the Company incurred $Nil (September 30, 2013 - $22,444) in general and administrative expenses relating to rent paid for office space to the President of CCSA.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2014 and 2013

During the three months ended September 30, 2014, the Company incurred $7,674 (September 30, 2013 - $11,960) in professional fees expense relating to the accounting services of a director of CCSA.  During the nine months ended September 30, 2014, the Company incurred $24,456 (September 30, 2013 - $42,146) in professional fees expense relating to the accounting services of a director of CCSA.  Included in accounts payable and accrued liabilities as at September 30, 2014, the Company had a payable owing to the director of CCSA of $2,515 (December 31, 2013 – $3,868) for professional accounting fees.  Included in prepaid expenses as at September 30, 2014, the Company had a receivable due from the director of CCSA of $3,496 (December 31, 2013 - $18) for cash advanced for miscellaneous expenses.

During the three months ended September 30, 2014, the Company incurred $4,733 (September 30, 2013 - $Nil) in professional fees expense relating to the consulting services of a director.  During the nine months ended September 30, 2014, the Company incurred $14,427 (September 30, 2013 - $Nil) in professional fees expense relating to the consulting services of a director.

During the nine months ended September 30, 2014, the Company incurred $36,351 (September 30, 2013 - $Nil) in administrative and office expenses relating to the rental of office space and various administrative services and expenses payable to Hunt Family Limited Partnership, LLC, an entity controlled by the Company’s President, CEO and Executive Chairman.  Included in accounts payable and accrued liabilities as at September 30, 2014 was $36,351 (December 31, 2013 - $Nil) owing to Hunt Family Limited Partnership, LLC relating to the rental of office space and various administrative services and expenses.

All related party transactions are in the normal course of business.

Remuneration of directors and key management of the Company

The remuneration awarded to directors and to senior key management, including the Executive Chairman and Chief Executive Officer, the Chief Financial Officer, the President of CCSA and a Director of CCSA, is as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
Salaries and benefits	$44,560	$129,236	$130,937	$410,391
Consulting fees	39,940	67,741	126,634	223,362
Share based compensation	844	1,969	53,751	3,610
	$85,345	$198,946	$311,322	$637,363

15.    Financial Instruments

The Company’s financial instruments consist of cash and equivalents, accounts receivable, performance bond and accounts payable and accrued liabilities.

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  The three levels of the fair value hierarchy are as follows:

•
Level 1:  inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2014 and 2013

•
Level 2:  inputs, other than quoted prices, that are observable, either directly or indirectly.  Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

•	Level 3: inputs are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

Fair value

As at September 30, 2014, there were no changes in the levels in comparison to December 31, 2013.  The fair values of financial instruments are summarized as follows:

	September 30, 2014		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Assets
FVTPL
Cash and equivalents (Level 1)	21,195	21,195	2,364,062	2,364,062

Available for sale
Performance bond (Level 1)	420,848	420,848	340,183	340,183
Marketable securities (Level 1)	-	-	47,828	47,828

Loans and receivables
Accounts receivable	59,446	59,446	121,084	121,084

Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities	494,970	494,970	274,364	274,364

Cash and equivalents, marketable securities and performance bond are measured based on level 1 inputs of the fair value hierarchy on a recurring basis.  There were no transfers between levels 1, 2 and 3 inputs during the year.

The carrying value of accounts receivable and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.  The Company assessed that there were no indicators of impairment for these financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Financial risk management

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, price risk and interest rate risk.

i.	Currency risk

The Company holds cash balances, incurs payables and has receivables that are denominated in the Canadian Dollar, the United States Dollar and the Argentine Peso. These balances are subject to fluctuations in the exchange rate between the Canadian Dollar, and the United States Dollar and the Argentine Peso, resulting in currency gains or losses for the Company.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2014 and 2013

As at September 30, 2014, the following are denominated in US dollars:

Cash and equivalents	$6,490
Accounts payable and accrued liabilities	$119,438

As at September 30, 2014, the following are denominated in Argentine Peso:

Cash and equivalents	$13,123
Performance bond	$420,848
Accounts receivable	$53,976
Other credits	$90,830
Accounts payable and accrued liabilities	$339,605

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. A significant change in the currency exchange rates between the United States dollar relative to the Canadian dollar and the Argentine Peso could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

At September 30, 2014, if the U.S. dollar strengthened or weakened by 10% relative to the Canadian dollar the impact on loss and other comprehensive loss would be as follows:

Impact on net loss and comprehensive loss
U.S. Dollar Exchange rate – 10% increase	$(10,934)
U.S. Dollar Exchange rate – 10% decrease	$10,934

At September 30, 2014, if the Argentine Peso strengthened or weakened by 10% relative to the Canadian dollar the impact on loss and other comprehensive loss would be as follows:

Impact on net loss and comprehensive loss
Argentine Peso Exchange rate – 10% increase	$(35,060)
Argentine Peso Exchange rate – 10% decrease	$35,060

ii.         Credit risk
Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash and equivalents are held through Canadian, United States and Argentine financial institutions.

The Company maintains its cash and equivalents in multiple financial institutions. The Company maintains cash in an Argentine bank. The Argentine accounts, which had a Canadian dollar balance of $13,123 at September 30, 2014 (December 31, 2013 - $8,094) are considered uninsured and may be at risk in case of the failure of the bank.

The Company controls for this risk by only sending funds to Argentina on an as-needed basis, to maintain a minimal cash balance.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2014 and 2013

The Company pays VAT to the Argentine government on all expenses in Argentina.  This creates a VAT receivable owed by the government of Argentina.  The Company’s VAT receivable at September 30, 2014 is $541,041 ($1,152,203 – undiscounted) (December 31, 2013 - $548,676 ($1,526,260 – undiscounted)).  The Company believes this to be a collectible amount and it is backed in the strength and laws of the Argentine government.  If for some reason the government did not pay, changed the laws, defaulted on the receivable or the Company never achieved any mineral production, the Company could lose the full value of the receivable.

iii.      Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through the management of its capital structure.  The Company is dependent on the capital markets to raise capital by issuing equity in the Company to support operations. The current environment is prohibitive for the issuance of capital and there is no guarantee that should the Company need to raise new capital to support operations it will be able to do so on favorable terms, if at all.  All of the Company’s accounts payable and accrued liabilities are current and payable within one year.

iv.	Price risk

The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.  A dramatic decline in commodity prices could impact the viability of the Company and the carrying value of its properties. The Company is exposed to price risk with respect to commodity prices.  There is minimal price risk at the present time as the Company is not yet in the production phase.

v.       Interest rate risk

Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities.  In the normal course of business, the Company is not exposed to interest rate fluctuations because it has no interest bearing debt as at September 30, 2014 and invested cash is short-term in nature.

16.    Segmented Information

All of the Company’s operations are in the mineral properties exploration industry with its principal business activity in the acquisition and exploration of mineral properties.  The Company conducts its resource properties exploration activities primarily in Argentina.

The location of the Company’s assets by geographic area as of September 30, 2014 and December 31, 2013 is as follows:

	September 30,	December 31,
	2014	2013
Canada	$18,793	$2,876,489
Argentina	2,310,893	2,103,649
United States	12,916	22,629
	$2,342,602	$5,002,767

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2014 and 2013

The location of the Company’s net loss by geographic area as of September 30, 2014 and September 30, 2013 is as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
Canada	$(77,069)	$125,524	$(361,467)	$1,809,733
Argentina	(381,870)	(765,725)	(1,806,247)	(2,857,501)
United States	(174,276)	(207,944)	(505,455)	(712,070)
	$(633,215)	$(848,145)	$(2,673,169)	$(1,759,838)

The Company generated 100% of its revenue from its former exploration partnership in Argentina.  All revenue is paid in Canada and generated from service performed in Argentina.

17.    Commitments and Provision

a)
On March 27, 2007, the Company signed a definitive lease purchase agreement with FK Minera S.A. to acquire a 100% interest in the Bajo Pobré gold property located in Santa Cruz Province, Argentina.  The Company may earn up to a 100% equity interest in the Bajo Pobré property by making cash payments and exploration expenditures over a five-year earn-in period.  The required expenditures and ownership levels upon meeting those requirements were:

Year of the Agreement	Payment to FK= Minera SA		Exploration Expenditures Required	Ownership
First year – 2007	US$50,000	PAID	US$250,000	0%
Second year – 2008	US$30,000	PAID	US$250,000	0%
Third year –2009	US$50,000	PAID	-	51%
Fourth year – 2010	US$50,000	PAID	-	60%
Fifth year – 2011	US$50,000	PAID	-	100%

After the fifth year, the Company is obligated to pay FK Minera S.A. the greater of a 1% net smelter royalty (“NSR”) on commercial production or US$100,000 per year.  The Company has the option to purchase the NSR for a lump-sum payment of US$1,000,000 less the sum of all royalty payments made to FK Minera S.A. to that point.

As of September 30, 2014, the Company has made all required payments to FK Minera, the owner of the Bajo Pobré property. The parties to the contract have finalized an amendment to the contract terms and therefore the Company’s ability to retain rights to explore the Bajo Pobré property is affirmed at this time.  As part of the amendment, the Company’s obligation of exploration expenditures has been waived by FK Minera, thus affirming the Company’s right to ownership.

b)
In March 2007, the Company was the successful bidder for the exploration and development rights to the La Josefina project from Fomicruz.  On July 24, 2007, the Company entered into an agreement with Fomicruz pursuant to which the Company agreed to invest a minimum of US$6 million in exploration and development expenditures over a four year period, including US$1.5 million before July 2008. The agreement provides that, in the event that a positive feasibility study is completed on the La Josefina property, a Joint Venture Corporation (“JV Corporation”) would be formed by the Company and Fomicruz. A revised schedule for exploration and development of the La Josefina project was submitted in writing to Fomicruz and was adopted on May 3, 2011, mandating that an economic feasibility study and production decision be made by the Company for the La Josefina project by the end of 2013. The Company would own 91% of the joint venture company and Fomicruz would own the remaining 9%.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2014 and 2013

On November 15, 2012 the Company signed an amended agreement with Fomicruz extending the exploration term by 4 years; the new agreement requires the Company to make a production decision by the end of 2019.  The Company’s projected production date is December 31, 2019.

The Company has agreed to make a minimum investment of US$12 million, of which it has already invested approximately US$9 million.  Additionally, and subject to proof of compliance with committed investments, the Company has the option to continue exploration for a second additional term of four years, ending on June 30, 2019, requiring it to make an additional investment US$6 million, which will bring the total investments in the La Josefina Project to US$18 million.

A participating interest of Fomicruz over the minerals and metals extracted from the field and the purchase option of up to a 49% participating interest in the incorporation of the future Company to be organized for the productions and exploitation of the project, having Fomicruz to contribute the equivalent of such percentage of the investments made.  The Company has the right to buy back any increase in Fomicruz’s ownership interest in the JV Corporation at a purchase price of USD$200,000 per each percentage interest owned by Fomicruz down to its initial ownership interest of 19%; the Company can purchase 10% of the Fomicruz’s initial 19% JV Corporation ownership interest by negotiating a purchase amount with Fomicruz.

c)
On June 30, 2010, a former director and accounting consultant (“the Consultant”) to the Company severed his business relationship with the Company. On August 5, 2010 the Consultant claimed that since 2006, he was actually an employee of, not a consultant to, CCSA. On September 7, 2010, the Argentine Ministry of Labor, Employment and Social Security filed a Certificate of Notice on CCSA and the Company indicating that a representative from CCSA and the Company must appear before a mediator to address the Consultant’s claims. The certificates of notice stated the value of the Consultant’s claim against the Company at 500,000 pesos (US$126,811).

On March 18, 2011, a lawsuit was filed against the Company and its subsidiaries by the Consultant.  The lawsuit claimed that the Consultant was an employee of the Company, not a consultant, since 2006.  The total value of the claim was US$249,041, including wages, alleged bonus payments, interest and penalties.  The condensed interim consolidated financial statements include a provision of $125,000 at September 30, 2014.  Management considers the lawsuit to be without merit and intends to defend the Company and its subsidiaries to the fullest extent possible.

On August 29, 2013, the Company was notified that an amount of 635,628 pesos ($56,293 as at September 30, 2014 and $80,085 as at December 31, 2013) was withheld from its Argentine bank account and placed in escrow with the Court pending the outcome of the lawsuit filed on March 18, 2011 against the Company.

During the nine months ended September 30, 2014, the Company was notified that an additional amount of 389,982 pesos ($34,537 as at September 30, 2014) was withheld from its Argentine bank account and placed in escrow with the Court pending the outcome of the lawsuit filed on March 18, 2011 against the Company.

d)
On October 31, 2011, the Company signed an agreement with the owners of the Piedra Labrada Ranch for the use and lease of facilities on the same premises as the Company’s La Josefina facilities.  The term is for three years beginning November 1, 2011 and ending on October 31, 2014, including annual commitments of $60,000.  The Company’s total commitment for 2014 under this agreement is US$50,000.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2014 and 2013

e)
On April 1, 2012 the Company entered into a 9 month agreement with the surface rights holder of the Piedra Grande Ranch, located in Santa Cruz province, Argentina for access and use of their property. The agreement allows for the Company to engage in exploration activity as well as use the property and the facilities to house and store the Company’s equipment and personnel.  The Company agreed to consideration of US$3,000 per month under this agreement.   The initial term of the agreement ended on December 31, 2012. The Company was given an exclusive option to extend the agreement for 1 year, which it exercised.  The agreement now ends on December 31, 2013.  The Company’s total obligation under this new agreement for the year ended December 31, 2013 was US$36,000.  The Company did not extend this agreement for another year.

f)
On May 3, 2012, the Company entered into an exploration agreement with Eldorado Gold Corp. (“Eldorado”) for the purpose of exploring the Company’s exploration projects in Santa Cruz province, Argentina.  The agreement classifies projects into three stages:  Stage I is an early exploration project that is not ready for exploration drilling; Stage II is a project that is drill ready, or being drilled; Stage III requires that the Company and its exploration partner jointly create a new company where by the Company will retain a 25% interest in the new company and Eldorado Gold Corp., or a nominee of their choice, will be granted a 75% interest in the new company.  The Company had two Stage II projects, Bajo Pobré and La Valenciana, and one new Stage I project, La Josefina.

On May 24, 2013, the Company received one-time payments of $200,000 for its La Valenciana project and $125,000 for its La Josefina project, as well as a yearly lease payment of $125,000 for its Bajo Pobré project.

On July 10, 2013, the Company was notified by Eldorado that they were terminating the agreement.  The Company is actively pursuing new exploration partners.

During 2013, the Company paid severance for $205,540, which became effective in the month of July 2013.

g)
On September 1, 2012, the Company moved into new office space.  The Company signed a new office lease with a three-year term, which included the first four months for free. In December 2013, the Company moved out of the office space and terminated the lease.  The Company included in accounts payable and accrued liabilities as at December 31, 2013 US$21,000 for settlement of a lease break fee.

h)
On October 1, 2012, the Company entered into an agreement with the surface owner of the Bajo Pobré Ranch in Santa Cruz province, Argentina.  As consideration for access to the Bajo Pobré property and use of the Bajo Pobré Ranch, the Company agreed to pay the owner $5,000 per month over a period of 9 months ending on June 30, 2013.  At the Company’s sole option it can extend the agreement for an additional year, ending June 1, 2014.  The Company’s total commitment for 2013 under this agreement was US$30,000.  The Company did not extend the lease for an additional year.

i)
On November 1, 2012, the Company entered into an agreement with Fomicruz for the exploration of the La Valenciana project in Santa Cruz province, Argentina.  The agreement is for a total of 7 years, expiring on October 31, 2019.  The 7 years is broken into 3 economic periods, at the end of each period the Company will have the option of reporting its results to Fomicruz or terminating the agreement.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2014 and 2013

The agreement with Fomicruz requires the Company to spend USD $5,000,000 in exploration on the project over 7 years.  If the Company elects to exercise its option to bring the La Valenciana project into production it must grant Fomicruz a 9% ownership in a new JV Corporation to be created by the Company to manage the project. If Fomicruz elects to increase their ownership they can under the following formula up to a maximum of 49% interest.

•	To purchase an additional 10% in the JV corporation, Fomicruz must reimburse the Company for 10% of the exploration expenses made by the Company during the exploration period;
•	To purchase the next 10% interest in the JV corporation, Fomicruz must reimburse the Company for 20% of the exploration expenses made by the Company during the exploration period;
•
To purchase a final additional 20% interest in the JV Corporation, Fomicruz must reimburse the Company for 25% of the exploration expenses made by the Company during the exploration period; bringing Fomicruz’s total ownership interest in the JV Corporation to 49%.

At the Company’s option it can purchase all but the 9% granted ownership interest in the JV Corporation from Fomicruz for USD $200,000 per percentage point owned.  The remaining 9% can be purchased for a mutually agreed amount, to be determined by negotiation between Fomicruz and the Company.

j)
On October 3, 2013, the Tax Authorities of the Santa Cruz Province, started a claim requesting omitted stamp tax on a) the Exploration Agreement signed during fiscal year 2012 (Amendment of “La Josefina” and “La Valenciana” contract) and b) Loan Agreement signed between the parent Companies and CCSA.  Request is in the amount of $209,460 (1,994,199 pesos), including interest.  An accrual for this amount, less payments made during the three months ended June 30, 2014, has been included in taxes payable in the condensed interim consolidated statements of financial position.

On October 17, 2013, the answer to the requirement was filed.

On January 22, 2014, the Secretary of Public Revenues of the Province of Santa Cruz approved the tax assessment.

On February 12, 2014, the Company filed a new request.

On May 28, 2014, the final tax assessment was received from the Tax Authorities of the Santa Cruz Province in the amount of $209,460 (1,994,199 pesos), including interest, to be paid in installments with a final payment in November 2014.  During the nine months ended September 30, 2014, the Company made installment payments in the amount of $153,133 (1,458,050 pesos).

k)
On March 26, 2014, the Company signed an agreement with the surface rights holder of the La Valenciana Ranch, located in Santa Cruz Province, Argentina for access and use of their property.  The agreement allows for the Company to engage in exploration activity.  The term is for five years, beginning April 1, 2014 and ending March 31, 2019, including annual commitments of $36,000.  The Company’s total commitment for 2014 is US$24,000.

18.    Capital Disclosure

Capital management is the key to achieving the Company’s growth plans, the maintenance of a strong capital base to ensure financial flexibility, and providing returns to shareholders.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2014 and 2013

The Company’s capital is comprised of shareholders’ equity, as follows:

Management of capital risk

	September 30,	December 31,
	2014	2013
Shareholders' equity	$1,694,713	$4,285,821

The Company does not have covenants associated with the Company’s long-term liabilities.  The Company regularly reviews its on-going capital requirements to fund capital expenditures and service upcoming obligations.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or acquire or dispose of assets. In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments.

The Company is not subject to externally imposed capital requirements.

19.    Subsequent Event

On November 4, 2014 the Company issued 25,000,000 units at $0.02 per unit pursuant to a non-brokered private placement for gross proceeds of $500,000.  Each unit consisted of one common share and one common share purchase warrant exercisable at $0.05 per warrant before November 4, 2015.  $465,000 of the $500,000 private placement was purchased by related parties of the Company.  All securities issued pursuant to the private placement will be subject to a four-month and one day hold period from the date of closing.